Filed by El Sitio, Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                        Subject Company: El Sitio, Inc.
                         Commission File No. 34-28367


THE FOLLOWING IS A PRESS RELEASE ISSUED BY EL SITIO, INC. ON SEPTEMBER 24, 2001.


                                                         FOR IMMEDIATE RELEASE

               EL SITIO AND IBERO AMERICAN MEDIA PARTNERS (IAMP)
            COMPLETE MERGER TO FORM CLAXSON INTERACTIVE GROUP INC.

             Integrated Provider of Branded Entertainment Content
               Throughout Ibero America Debuts on Nasdaq Today


Buenos Aires and Miami Beach, September 24, 2001 -- Claxson Interactive Group Inc. (Nasdaq: XSON) today announced that El Sitio, Inc. and Ibero-American Media Partners II Ltd. have completed their merger to form Claxson, an integrated provider of branded entertainment content to Spanish and Portuguese speakers around the world. Claxson's Class A common shares will begin trading today on The Nasdaq National Market under the symbol "XSON".

Claxson is a new media company that combines pay television, broadcast television and radio, and Internet assets to provide branded content, entertainment, information and communications via multiple platforms targeted to every major market in Ibero America. Claxson also reaches over 30 other countries in Europe and Asia through Playboy TV International (PTVI), a joint venture with Playboy Enterprises, Inc. (NYSE: PLA) that creates, launches and distributes adult entertainment channels in 13 languages under the globally recognized Playboy brand as well as other leading brands.

Claxson's Class A common share ownership is as follows: members of the Cisneros Group of Companies own 44.8%, funds affiliated with Hicks, Muse, Tate & Furst Incorporated (HMTF) own 35.2% and El Sitio's other former shareholders own 20.0%. Under the terms of the agreement, each El Sitio common share has been exchanged for one Claxson Class A common share. Claxson will have approximately 18.5 million Class A common shares outstanding.

Claxson will be an integrated provider of branded entertainment content for audiences in Ibero America and other parts of the world. Claxson's growth strategy is to increase subscription revenue through expanded distribution of its pay TV channels, to grow advertising revenue by offering multi-platform and interactive marketing solutions, and to establish a first-mover advantage in media convergence in its markets.


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"We believe Claxson is a well-positioned content company for the converging media marketplace in Ibero America," stated Roberto Vivo, Chairman and CEO of Claxson. "Claxson begins with a strong presence in pay TV, reaching the full demographic spectrum and a critical mass of Latin American viewers. Additionally, we are offering the region's leading advertisers access to multiple media platforms collectively reaching the entire region. Claxson is beginning to see the broadband future take hold in the region and is already building a competitive edge by combining the interactive media vision and creativity that are the core of El Sitio with Claxson's technical and marketing know-how. Claxson has a solid operating model with meaningful growth potential and synergy opportunities. A number of our media properties are already cash-flow positive and the company begins operations in sound financial footing and with a short-term path to positive cash flow."

Claxson's media assets are grouped into four strategic business lines:

o Pay Television includes 13 diverse branded entertainment channels reaching 10.1 million households and 46.5 million aggregate subscribers on cable and direct-to-home platforms throughout key markets in Latin America. Seven channels have a pan-regional reach and two are offered to Hispanics in the US. Claxson also offers 20 digital music channels through its AEI Music Latin America joint venture. Claxson's pay television operations are augmented by its share holdings in PTVI from which it hopes to launch the future expansion of its media interests beyond Ibero America.

o Broadcast Television and Radio includes Radio Chile, the largest radio network in Chile with eight stations, a 40% audience share and 98.9% reach, offering a wide range of programming including news, romance, classic rock and top hits; and Chilevision, a nationwide broadcast television network in Chile.

o Internet includes the El Sitio network of Web sites, a well-recognized new media brand in Latin America with approximately three million unique users per month. El Sitio's creativity and technical knowledge will serve as the foundation of Claxson's media convergence efforts and unique interactive marketing solutions. The Internet division will also house the ARTISTdirect Latin America network and all the vertical sites for Claxson's brands, bringing together pay television and radio communities.

o Broadband includes Claxson's digital content initiatives, including the El Sitio Digital Channel, the region's first interactive digital content package that offers games, community, audio, and video, targeted to the teenage and young adult audiences.




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Senior management of Claxson is led by Mr. Vivo as Chairman and CEO. Reporting
to him are: Ralph Haiek as Chief Operating Officer - Pay TV division; Jaime Vega as Chief Operating Officer - Broadcast division; Leandro Anon as Chief Operating Officer - Internet division; and Roberto Cibrian as Executive Vice President - Broadband division. Horacio Milberg is the Chief Financial Officer and Damaris Valero is the Chief Marketing Officer. Jose Antonio Ituarte will serve as Chief Staff Officer, with primary responsibility for coordinating the achievement of operational synergies among the business lines.

Claxson will have a 12-member Board of Directors chaired by Mr. Vivo. The four Directors designated by the Cisneros Group of Companies are Vice Chairman Carlos Bardasano, Carlos E. Cisneros, Hilary Kramer and James D. Robinson III. The three Directors designated by funds affiliated with HMTF are Vice Chairman Eric C. Neuman, Charles W. Tate and John A. Gavin. The director designated by El Sitio's founding shareholders is Ricardo Verdaguer. The three independent Directors are Frank Feather, Jose Antonio Rios and Fred Vierra.

Mr. Vivo added, "I am thankful for the support of our principal shareholders, the Cisneros Group of Companies and HMTF. They, along with myself and the management team of El Sitio, have long believed in the formation of this multi-media powerhouse and have recognized the opportunity such a combination provides. I am confident that with their support and the experienced management team we have assembled, Claxson will move forward and establish itself as a leader in branded entertainment content throughout the Spanish and Portuguese-speaking world."

Financial advisers to parties to the Claxson transaction include: Violy, Byorum & Partners as adviser to the Cisneros Group of Companies; Bear, Stearns & Co. Inc. as adviser to HMTF; and Credit Suisse First Boston as adviser to El Sitio.

About Claxson Interactive Group

Claxson Interactive Group (Nasdaq: XSON) is an integrated provider of branded entertainment content targeted to Spanish and Portuguese speakers around the world. The company has a portfolio of popular entertainment brands that are distributed over multiple platforms through Claxson's combined assets in pay television, broadcast television, radio and the Internet. Claxson was formed through the merger of El Sitio and Ibero American Media Partners, controlling entity of Cisneros Television Group. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero American countries and in the United States.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson Interactive Group's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson's Form F-4 filed with the U.S. Securities and Exchange Commission.



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Contacts:

Press & Media                              Investors
Alfredo Richard                            Jeff Majtyka/Lenny Santiago
Claxson Interactive Group Inc.             Brainerd Communicators Inc.
305-894-3588                               212-986-6667
                                           majtyka@braincomm.com
or                                         santiago@braincomm.com

Jennifer Gery
Brainerd Communicators Inc.
212-986-6667
gery@braincomm.com




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